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                                                                       EXHIBIT 3


  BIOCHEM PHARMA AGREES TO SELL ITS STAKE IN NORTH AMERICAN VACCINE TO BAXTER


Laval, Quebec, Canada, Nov. 18/CNW-PRN/ - BioChem Pharma Inc. (NASDAQ:BCHE - news: ME, TSE: BHC - news) announced today that it has entered into an agreement with Baxter International Inc (NYSE:BAX - news; "Baxter") to vote in favor of the acquisition by Baxter of all of the outstanding shares of North American Vaccine, Inc. (AMEX:NVX - news; "NAVA").

Pursuant to the agreement, Baxter has agreed to exchange each share of NAVA's common stock for an amount of Baxter common stock and cash having a value of US$7 per share, based on an average market price of Baxter's shares for a period prior to closing.

BioChem Pharma is an international biopharmaceutical company dedicated to the research, development and commercialization of innovative products for the prevention and treatment of human diseases with a focus in the anti-infective and anticancer areas.

BioChem Pharma news releases and other company information can be found on the World Wide Web at www.biochempharma.com.

This press release contains forward-looking statements, which reflect the Corporation's current expectation regarding future events, including the closing of Baxter's acquisition of North American Vaccine. The forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors. Investors should consult the Corporation's ongoing quarterly filings, annual reports and 40-F filings for additional information on risks and uncertainties relating to these forward-looking statements. The reader is cautioned not to rely on these forward-looking statements. The Corporation disclaims any obligation to update these forward-looking statements.